UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39360

CUSIP NUMBER: G8211A 108

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	March 31, 2025

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Skillful Craftsman Education Technology Limited

Full name of registrant:

N/A

Former name if applicable:

7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District

Address of principal executive office (Street and number):

Shenzhen, Guangdong Province, PRC 518000

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillful Craftsman Education Technology Limited (the “Company”) was unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2025 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bin Fu	(86) 0755	26652763
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Skillful Craftsman Education Technology Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2025	By	/s/ Bin Fu
Bin Fu
Chief Executive Officer and Chairman of the Board of Directors

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the fiscal year ended March 31, 2025:

Revenue

Revenue decreased by 49% from $1.99 million for the fiscal year 2024 to $1.02 million for the fiscal year 2025. The decrease in revenue was primarily due to a 94% decrease in revenue generated from online education services from $1.99 million for the fiscal year 2024 to $0.12 million for the fiscal year 2025. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from $1.6 million in the fiscal year 2024 to $0.12 million in the fiscal year 2025, as a result of the intensified competition and free courses provided in the vocational education market in China. In the fiscal year 2024 and 2025, certain competitors continued to provide free access to and courses on their online education platforms which started during the COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Other Income

Net other expense was $0.04 million for the fiscal year ended March 31, 2025, compared with net other income of $0.7 million for the fiscal year ended March 31, 2024, and a sharp decrease due to the cancelation payment of bonus liability in the fiscal year 2024.

Income (Loss) Before Tax

Loss before tax was $7.5 million for the fiscal year 2025, compared with loss before tax of $4.7 million for the fiscal year 2024.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $ 7.5 million for the fiscal year 2025, representing a change of $ 2.8 million from a net loss of $4.7 million for the fiscal year 2024.